Exhibit 99.1

Sun Life increases Common Share dividend and declares dividends on Preferred Shares payable in Q2 2024

TORONTO, May 9, 2024 /CNW/ - The Board of Directors (the "Board") of Sun Life Financial Inc. (the "Company") (TSX: SLF) (NYSE: SLF) today announced that a dividend of $0.81 per share on the common shares of the Company has been declared, payable June 28, 2024 to shareholders of record at the close of business on May 29, 2024. This represents a 3 cent increase to the amount paid in the previous quarter.

The Board also announced that the following dividends have been declared on the Company's Class A Non-Cumulative Preferred Shares, payable on June 28, 2024 to shareholders of record at the close of business on May 29, 2024:

Series 3	$0.278125 per share
Series 4	$0.278125 per share
Series 5	$0.28125 per share
Series 8R	$0.114063 per share
Series 9QR	$0.398343 per share
Series 10R	$0.185438 per share
Series 11QR	$0.445713 per share

Common shares of the Company acquired under the Company's Canadian Dividend Reinvestment and Share Purchase Plan (the "Plan") will be purchased by the Plan agent on the open market through the facilities of the Toronto Stock Exchange and through the facilities of other Canadian stock exchanges and alternative Canadian trading platforms.

Sun Life Financial Inc. has designated the dividends referred to above as eligible dividends for the purposes of the Income Tax Act (Canada).

About Sun Life

Sun Life is a leading international financial services organization providing asset management, wealth, insurance and health solutions to individual and institutional Clients. Sun Life has operations in a number of markets worldwide, including Canada, the United States, the United Kingdom, Ireland, Hong Kong, the Philippines, Japan, Indonesia, India, China, Australia, Singapore, Vietnam, Malaysia and Bermuda. As of March 31, 2024, Sun Life had total assets under management of $1.47 trillion. For more information, please visit www.sunlife.com.

Sun Life Financial Inc. trades on the Toronto (TSX), New York (NYSE) and Philippine (PSE) stock exchanges under the ticker symbol SLF.

Note to editors: All figures in Canadian dollars

Media Relations Contact:	Investor Relations Contact:
Krista Wilson	David Garg
Director	Senior Vice-President, Capital
Corporate Communications	Management and Investor Relations
T. 226-751-2391	T. 416-408-8649
krista.wilson@sunlife.com	david.garg@sunlife.com

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SOURCE Sun Life Financial Inc.

View original content to download multimedia: http://www.newswire.ca/en/releases/archive/May2024/09/c6312.html

%CIK: 0001097362

CO: Sun Life Financial Inc.

CNW 17:02e 09-MAY-24